Item 30. Exhibit (h) i. u. 1. i.

SCHEDULE I

ACCOUNTS AND ASSOCIATED POLICIES

(Updated and effective as of September 16, 2021)

Name of Separate Account	Policies Funded by Separate Account
Massachusetts Mutual Variable Life Separate Account I Established July 13, 1988	Apex VULSM
Massachusetts Mutual Variable Life Separate Account IX Established August 17, 2020	Strategic Life 20 Strategic Life 21
C.M. Life Variable Life Separate Account I Established February 2, 1995	Electrum SelectSM